January 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Ryan Sutcliffe

Re:	Highland Funds I N-14 (File No. 333-249778)

Mr. Sutcliffe:

This letter responds to additional comments provided by Mr. Sutcliffe to K&L Gates LLP, fund counsel to Highland Funds I (“HFI” or the “Registrant”), in a telephone conversation on January 7, 2021. The SEC staff (“Staff”) comments provided relate to the Registrant’s correspondence filing dated December 29, 2020 to Staff comments on the registration statement on Form N-14 (the “Proxy Statement/Prospectus”) filed on October 30, 2020 relating to the reorganization of Highland Socially Responsible Equity Fund (“SRE”), a series of Highland Funds II (“HFII”), into NexPoint Merger Arbitrage Fund (“MAF”), a series of HFI (each, a “Fund” and together, the “Funds”).

SEC Comment 1    The Staff reiterates the position stated in Comment 30 in the original correspondence. Please change the disclosure regarding broker non-votes to conform to the Staff’s original comment. Additionally, the Staff notes that, if broker non-votes are received despite the updated disclosure, they should not be counted towards quorum.

Response: The Registrant will replace the existing disclosure in the Proxy Statement/Prospectus relating to broker non-votes with the below disclosure. Supplementally, the Registrant confirms it will not count broker non-votes towards quorum.

Because there are no proposals on which brokers may vote in their discretion on behalf of their clients, the Funds do not expect to receive any broker non-votes, and any broker non-votes received will not be counted towards quorum.

SEC Comment 2    On the proxy card, please add a box for “Abstain” as an option for responses to Proposal 1 as required by Rule 14a-4 under the Securities Exchange Act of 1934, as amended.

Response: The Registrant has revised the Proxy Statement/Prospectus as requested.

Please contact Jon-Luc Dupuy at (617) 261-3146 if you have any questions or comments.

Very truly yours,

/s/ Jon-Luc Dupuy

    cc:        Lauren Thedford, Esq.

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